MILLAR WESTERN FOREST PRODUCTS LTD.
                          INTERIM FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                                   (unaudited)

                       MILLAR WESTERN FOREST PRODUCTS LTD.
                                 BALANCE SHEETS



                                                                              March 31,            December 31,
                                                                                2007                  2006
                                                                             (unaudited)            (audited)
                                                                         -------------------    ------------------
                                                                              (In thousands of Canadian dollars)

                                     ASSETS
Current assets
    Cash ............................................................    $            35,910    $           64,959
    Accounts receivable .............................................                 35,261                30,465
    Inventories (note 2) ............................................                107,826                74,990
    Prepaid expenses ................................................                 11,301                 8,380
    Income taxes recoverable ........................................                    300                     -
    Future income taxes .............................................                  1,057                 1,177
                                                                         -------------------    ------------------
                                                                                     191,655               179,971
   Property, plant and equipment ....................................                144,517               146,330
   Other assets .....................................................                 73,187                74,726
                                                                         -------------------    ------------------
                                                                         $           409,359    $          401,027
                                                                         ===================    ==================


                          LIABILITIES AND SHAREHOLDER'S EQUITY


Current liabilities
    Accounts payable and accrued liabilities ........................    $           52,819    $            45,000
    Income taxes payable ............................................                     -                  4,870
    Current portion of long-term debt (note 3) ......................                   588                    474
                                                                         ------------------    -------------------
                                                                                     53,407                 50,344

Long-term debt (note 3) .............................................               236,742                236,296
Other obligations ...................................................                 9,345                  4,557
Future income taxes .................................................                20,519                 20,799
                                                                         ------------------    -------------------
                                                                                    320,013                311,996

Shareholder's equity
    Share capital ...................................................
    Retained earnings ...............................................                89,346                 89,031
                                                                         ------------------    -------------------
                                                                         $          409,359    $           401,027
                                                                         ==================    ===================

                       MILLAR WESTERN FOREST PRODUCTS LTD.
                          STATEMENTS OF EARNINGS (LOSS)
                       FOR THE THREE MONTHS ENDED MARCH 31
                                   (unaudited)



                                                                                          2007                 2006
                                                                                    ---------------      ---------------

                                                                                     (in thousands of Canadian dollars)

Revenue ...........................................................                 $        75,662      $        78,339

Cost of products sold .............................................                          51,197               53,334
Freight and other distribution costs ..............................                          15,413               13,791
Lumber export taxes ...............................................                           1,393                    -
Countervailing and anti-dumping duties ............................                               -                1,545
Depreciation and amortization .....................................                           5,296                4,387
General and administration ........................................                           3,214                3,634
                                                                                    ---------------      ---------------
Operating earnings (loss) .........................................                            (851)               1,648
Financing expenses - net (note 4) .................................                          (4,317)              (4,258)
Unrealized exchange gain on long-term debt ........................                           2,052                  798
Other income (note 5) .............................................                           2,971                   33
                                                                                    ---------------      ---------------
Loss before income taxes ..........................................                            (145)              (1,779)
Income tax recovery ...............................................                             460                  593
                                                                                    ---------------      ---------------
Net earnings (loss) ...............................................                 $           315      $        (1,186)
                                                                                    ===============      ===============




                               STATEMENTS OF RETAINED EARNINGS
                             FOR THE THREE MONTHS ENDED MARCH 31
                                         (unaudited)


                                                                                         2007                 2006
                                                                                    ---------------      ---------------

                                                                                    (in thousands of Canadian dollars)

Retained earnings - beginning of period ...........................                 $        89,031      $        44,405
Net earnings (loss) ...............................................                             315               (1,186)
                                                                                    ---------------      ---------------
Retained earnings - end of period .................................                 $        89,346      $        43,219
                                                                                    ===============      ===============

                       MILLAR WESTERN FOREST PRODUCTS LTD.
                            STATEMENTS OF CASH FLOWS
                       FOR THE THREE MONTHS ENDED MARCH 31
                                   (unaudited)

                                                                                           2007            2006
                                                                                       ------------    ------------
                                                                                    (in thousands of Canadian dollars)

  Cash provided from (used in)
  Operating activities
    Net loss ...................................................................       $        315    $     (1,186)
    Items not affecting cash:
      Future income tax recovery ...............................................               (160)           (698)
      Reforestation expense.....................................................              1,904           1,483
      Depreciation and amortization ............................................              5,296           4,387
      Fair value adjustment of loan ............................................             (2,354)              -
      Amortization of deferred financing charges ...............................                170             170
      Unrealized foreign exchange gain on long-term debt .......................             (2,052)           (798)
      Other ....................................................................              1,090              95
                                                                                       ------------    ------------
                                                                                              4,209           3,453
    Reforestation expenditures .................................................               (506)           (308)
                                                                                       ------------    ------------
                                                                                              3,703           3,145
                                                                                       ------------    ------------

  Changes in non-cash components of working capital
      Accounts receivable .....................................................        $     (4,797)   $     (9,299)
      Inventories .............................................................             (30,996)        (32,997)
      Prepaid expenses ........................................................              (2,461)          3,013)
      Accounts payable and accrued liabilities ................................               7,819           5,284
      Income taxes ............................................................              (5,170)              -
                                                                                       ------------    ------------
                                                                                            (35,605)        (33,999)
                                                                                       ------------    ------------
                                                                                            (31,902)        (30,854)

Investing activities
     Additions to property, plant and equipment ...............................              (2,214)         (3,698)
     Proceeds on disposal of property, plant and equipment ....................                 131               2
     Increase in other assets .................................................                 (31)              -
                                                                                       ------------    ------------
                                                                                             (2,114)         (3,696)
                                                                                       ------------    ------------
Financing Activity
     Advances of long-term debt ...............................................               5,080               0
     Long-term debt repayments ................................................                (113)              0
                                                                                       ------------    ------------
                                                                                              4,967               -
                                                                                       ------------    ------------

  Decrease in cash ............................................................             (29,049)        (34,550)
  Cash-beginning of period ....................................................              64,959          43,659
                                                                                       ------------    ------------

  Cash-end of period ........................................................          $     35,910    $      9,109
                                                                                       ============    ============

Supplemental cash flow information

  Interest paid .............................................................          $        437    $        112
                                                                                       ============    ============

  Income taxes paid .........................................................          $      5,081    $        126
                                                                                       ============    ============

                       MILLAR WESTERN FOREST PRODUCTS LTD.
                              SEGMENTED INFORMATION
                       FOR THE THREE MONTHS ENDED MARCH 31
                                   (unaudited)

                                                                                      2007             2006
                                                                                 -------------    -------------

                                                                               (in thousands of Canadian dollars)
Product segment

Lumber
   Revenue ...................................................................   $      27,201    $      33,503
   Cost of products sold .....................................................          25,926           26,111
   Freight and other distribution costs ......................................           2,775            3,449
   Lumber export taxes .......................................................           1,393                -
   Depreciation and amortization .............................................           2,273            2,165
   Countervailing and anti-dumping duties ....................................               -            1,545
                                                                                 -------------    -------------
   Operating earnings ........................................................   $      (5,166)   $         233
                                                                                 =============    =============

Pulp
   Revenue ...................................................................   $      47,101    $      43,069
   Cost of products sold .....................................................          25,271           27,223
   Freight and other distribution costs ......................................          12,638           10,342
   Depreciation and amortization .............................................           2,546            1,754
                                                                                 -------------    -------------
   Operating earnings ........................................................   $       6,646    $       3,750
                                                                                 =============    =============

Corporate and other
   Revenue ...................................................................   $       1,360    $       1,767
   General and administration ................................................           3,214            3,634
   Depreciation and amortization .............................................             477              468
   Employees' profit sharing .................................................               -                -
                                                                                 -------------    -------------
   Operating loss ............................................................   $     (2,331)    $     (2,335)
                                                                                 =============    =============

Total
   Revenue ...................................................................   $      75,662    $      78,339
   Cost of products sold and administration ..................................          54,411           56,968
   Freight and other distribution costs ......................................          15,413           13,791
   Lumber export taxes .......................................................           1,393                -
   Depreciation and amortization .............................................           5,296            4,387
   Countervailing and anti-dumping duties ....................................               -            1,545
   Employees' profit sharing .................................................               -                -
                                                                                 -------------    -------------
   Operating earnings ........................................................   $        (851)   $       1,648
                                                                                 =============    =============

Shipments by business segment

Lumber (millions of board feet) ..............................................              89               86
                                                                                 =============    =============

Pulp (thousands of tonnes) ...................................................              72               78
                                                                                 =============    =============


                                                                                   March 31,      December 31,
                                                                                     2007             2006
                                                                                 -------------    -------------
Identifiable assets
    Lumber ...................................................................   $     183,220    $     149,601
    Pulp .....................................................................         176,902          172,486
    Corporate and other ......................................................          49,237           78,940
                                                                                 -------------    -------------
                                                                                 $     409,359    $     401,027
                                                                                 =============    =============

                       MILLAR WESTERN FOREST PRODUCTS LTD.
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                                   (unaudited)


I.    BASIS OF PRESENTATION

      The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2006. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.



2.    INVENTORIES

                                                                             March 31,         December 31,
                                                                               2007               2006
                                                                        -----------------    ---------------

       Logs ..............................................              $          52,413    $        23,122
       Pulp ..............................................                         27,526             25,969
       Lumber ............................................                         15,704             14,113
       Operating and maintenance supplies ................                         12,183             11,786
                                                                        -----------------    ---------------
                                                                        $         107,826   $         74,990
                                                                        =================   ================


3.     LONG-TERM DEBT

                                                                            March 31,          December 31,
                                                                              2007                 2006
                                                                        -----------------    ---------------

       Unsecured senior notes - US $190,000 ..............              $         219,374   $        221,426
       Power purchase rights loan ........................                         15,230             15,344
       Power purchase rights loan #2 .....................                          2,726                  -
                                                                        -----------------    ---------------
                                                                                  237,330            236,770
       less: Current portion .............................                            588                474
                                                                        -----------------    ---------------
                                                                        $         236,742   $        236,296

     In 2003, the Company issued approximately $250 million (US$190 million) of unsecured senior notes due November 15, 2013 that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

     The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

     In 2006, the Company borrowed $15.6 million to acquire additional power purchase rights. The loan is repayable in equal monthly payments of $183 thousand, including principal and interest, from May 31, 2006 to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%.

                       MILLAR WESTERN FOREST PRODUCTS LTD.
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2007
                                   (unaudited)

3.   LONG-TERM DEBT - continued

     In 2007, the Company borrowed a further $5.1 million in connection with the power purchase rights transactions that took place in 2006. The loan is non-interest bearing and is repayable in equal annual payments of $367 thousand from February 23, 2008 to December 31, 2020. The loan has been recorded at fair value using an effective annual interest rate of 9.75% resulting in a reduction in the carrying value of the debt from $5.1 million to $2.7 million. The fair value adjustment of $2.4 million is included in other income.

     Security for the power purchase rights loans consist of a first charge on the additional interest acquired and an obligation to provide a letter of credit to the lender if the net present value of the power purchase rights falls below the amount of the loans outstanding, plus a predetermined amount. As at March 31, 2007, a letter of credit was not required.


4.   FINANCING EXPENSES - NET

                                                                                           Three months ended
                                                                                                March 31
                                                                                           2007              2006
                                                                                   ----------------    -----------------

       Interest on long term debt .....................................            $          4,699    $           4,265
       Other interest and bank charges ................................            $            159    $             111
       Amortization of deferred financing costs .......................                         170                  170
       Interest income ................................................                       (711)                (288)
                                                                                   ----------------    -----------------
                                                                                   $          4,317    $           4,258
                                                                                   ================    =================

5.   OTHER INCOME (EXPENSE)

                                                                                            Three months ended
                                                                                                 March 31
                                                                                         2007               2006
                                                                                   ----------------    -----------------
     Gain (loss) on sale of property, plant and
        equipment .....................................................            $      (131)        $              10
     Other exchange gain ..............................................                    748                        23
     Fair value adjustment of power purchase rights loan #2 (note 3)...                  2,354                         -
                                                                                   ----------------    -----------------
                                                                                  $      2,971         $              33

6.   FINANCIAL INSTRUMENTS

     Foreign Currency Risk

     The Company realizes approximately 75% of its revenue in U.S. dollars. In order to reduce foreign currency risk, the Company issued long-term debt in U.S. dollars and enters into forward exchange contracts to sell U.S. dollars. The Company does not hold or issue foreign currency financial contracts for trading purposes. Realized gains or losses on expired contracts are included in revenue in the same period as the foreign currency denominated revenue is recorded. Contracts outstanding at the end of the period are recorded at fair value and any unrealized gains or losses are included in other income (expense). At March 31, 2007, the Company had outstanding forward contracts of $36 million U.S. and recorded an unrealized gain of $476 thousand on these contracts.